Exhibit 99.1

HAFNIA LIMITED: Successful completion of the redomiciliation to Singapore

Singapore, 1 October 2024

Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 20 September 2024 regarding the subsequent court hearing (the "Sanction Hearing") at which the Supreme Court of Bermuda (the "Court") sanctioned the scheme of arrangement (the "Scheme") between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the "Redomiciliation"). The court order has been filed with the Registrar of Companies in Bermuda and the Company has obtained the final approval by the Singapore Accounting and Corporate Regulatory Authority.

All conditions to the Scheme as set out in the Scheme have been satisfied or waived, the Redomiciliation has become effective, and the Company is incorporated in Singapore, as of today. The Company's registration number in Singapore is 202440137E. The Company has applied for a new ISIN code and a new CUSIP code and will make a further announcement with the new ISIN code and the new CUSIP code in due course.

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For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.